Equity  Transfer  Services,  Inc.



     September  3,  2002




     VIA  ELECTRONIC  TRANSMISSION


     Dear  Sir  or  Madam:

     RE:   TAGALDER  (2000)  INC.

     We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:


     CUSIP  -                      873777  10  6

     Type  of  Meeting  -          Annual

     Record  Date  -               September  30,  2002

     Mailing  Date  -              October  4,  2002

     Meeting  Date  -              November  8,  2002

     Yours  Truly,

     EQUITY  TRANSFER  SERVICES  INC.

     "Lori  Winchester"

     Per:  Lori  Winchester
           Officer, Client Services


           SUITE 420
   120 Adelaide Street West
        TORONTO, ONTARIO
            M5H 4C3
   TELEPHONE (416) 361-0152
     FAX: (416) 361-0470
EMAIL: info@equitytransfer.com